January 16, 2007	Julie M. Robinson

T: (858) 550-6092
robinsonjm@cooley.com
Via Edgar and Federal Express

Division of Corporation Finance
Securities and Exchange Commission
100 First Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Jim Atkinson, Accounting Branch Chief

Re:	Gen-Probe Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-31279
Dear Mr. Rosenberg:
This letter is being filed on behalf of Gen-Probe Incorporated (the “Company”) in response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated December 22, 2006 with respect to the above-referenced Form 10-K (the “10-K”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57
Critical accounting policies and estimates, page 63
Valuation of inventories, page 65
1.	Comment: Consistent with Section V. of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about the estimates you discussed in the critical accounting policies for your Inventory Allowance:
•	The amount of changes in the estimate and its effect on cost of product sales recorded [“the revenue recognized” before Staff clarification] in each period or that changes in the estimate have not been material; and,
Response: The Company respectfully advises the Staff that in no subsequent period has there been an adjustment to inventory reserves related to the prior year estimation process that
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materially impacted its statements of income. Additions to inventory reserves, related to then current inventory, were recorded to cost of product sales or directly to inventory when the Company periodically adjusted the carrying amount of inventory at standard costs to reflect actual costs of excess and obsolete products. Deductions to inventory reserves related to materials disposed. The effects of changes in these reserves on the applicable financial statement captions and gross margin % metric for 2005, 2004 and 2003 are summarized as follows (in thousands):

		Changes to Inventory Reserves, per Schedule II
	As reported	Additions	Deductions	Net Change
Cost of product sales
2005	$83,900	$2,480	$(2,884)	$(404)
2004	$59,908	$5,506	$(5,373)	$133
2003	$45,458	$5,487	$(3,448)	$2,039

Research and development
2005	$71,846	$—	$—	$—
2004	$68,482	$—	$(861)	$(861)
2003	$63,565	$—	$(5,701)	$(5,701)

Total
2005		$2,480	$(2,884)
2004		$5,506	$(6,234)
2003		$5,487	$(9,149)

Gross margin %
2005	69.1%	-0.9%
2004	73.1%	-2.5%
2003	75.9%	-2.9%

Product sales
2005	$271,650
2004	$222,560
2003	$188,645
Included in Schedule II, Valuation and Qualifying Accounts, is some activity related to previously reserved R&D validation materials that were utilized in 2004 and 2003. Prior to 2003, the Company purchased raw materials for the purpose of validating its first commercial blood screening product. The cost of validation materials was classified as research and development expense, and tracked in inventory for expiration dating and control purposes. Validation materials were steadily consumed in the production of commercial lots for the blood screening market. The material was fully consumed by early 2004 and subsequent raw material purchases were capitalized and classified as commercial inventory. Upon further review, the
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Company has concluded that these R&D validation materials do not need to be disclosed on Schedule II, since they were recorded to research and development expense in the year manufactured. As a result, in future filings, the Company advises the Staff that it will exclude disclosure of these types of reserves from Schedule II for all periods presented.
•	Comment: The amount of the change in the estimate that is reasonably likely in the future and the effect on cost of product sales [“revenue” before Staff clarification] that the change would have on your financial statements.
Response: Historically, changes to inventory reserves in subsequent periods have not materially affected cost of product sales. For the periods presented above, total gross charges to the Company’s reserves have not impacted gross margin, as a percentage of sales, by more than 2.9% in any period presented. The Company believes that similar charges to its estimated reserves, and the related effect on cost of product sales, are reasonably likely in the future. In future filings, the Company will add disclosure to reflect this response.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Intangible assets by asset class and related accumulated amortization, page F-19
2.	Comment: Please tell us why it was appropriate to capitalize the fees discussed here such as the $20.0 million in manufacturing access fees paid to Roche and the $7.0 million in license fee payments to DiagnoCure and cite the supporting authoritative guidance by pronouncement and paragraph. In so doing, please tell us whether these fees are within the scope of SFAS 2 and, if so, why paragraph 11(c) would not have required these fees to be expensed as research and development when incurred.
Response: As discussed below, the Company concluded that it was appropriate to capitalize the manufacturing access fee paid to Roche since this fee relates to a future performance obligation by Roche. License fee payments such as the DiagnoCure license fee that relates to acquired intangibles with alternative future uses, as defined by SFAS No. 2, Accounting for Research and Development Costs (“SFAS No. 2”), are accounted for and capitalized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”).
The Company capitalized the manufacturing access fee paid to Roche consistent with Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON No. 6”). Paragraph 26 of CON No. 6 states that an asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can
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obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. The manufacturing access fee that obligates Roche to supply reagent products to the Company for commercial purposes meets all of the criteria. Upon signing the agreement with Roche, the Company had a legally enforceable claim to the benefit (i.e., the reagent products under the supply agreement) and the benefit of the asset will contribute directly to future net cash inflows. The Company will amortize the manufacturing access fee upon commercialization of the first product in order to match the economic benefits.
Upon execution of agreements related to the acquisition of technology licenses, such as the license fee for technology paid to DiagnoCure, the Company refers to SFAS No. 2. In accordance with SFAS No. 2, the Company assessed whether these intangibles have alternative future uses. The Company determined that these intangibles do have alternative future uses since the Company intends to use them in multiple future products or sublicense the technology. The Company also notes for the Staff that the technology is being actively worked on and that the Company has had a successful history in bringing similar products to market. Based on the Company’s determination that the intangibles have alternative future uses in accordance with SFAS No. 2, paragraph 11, the Company accounted for the license fee in accordance with SFAS No. 142, which defines treatment of intangible assets purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise).
9. Commitments and contingencies, page F-25
Collaborative agreements, page F-25
3.	Comment: Your disclosures here and on pages 23 and 24 make it appear that you have only one agreement with Chiron, which was entered into in June 1998 and amended effective January 1, 2004. However, your disclosures on page 61 references “collaborative arrangements with Chiron” and page 62 discusses a definitive agreement with Chiron signed in March 2003 and also references “strategic alliance agreements with Chiron.” As it is unclear how many agreements you have with Chiron or whether you have disclosed the material terms of all agreements, please provide us revisions to your existing disclosures. In that disclosure, include a description of each deliverable as this term is used in ETF 00-21. Tell us how you have addressed each deliverable identified within your revenue recognition policy in Note 1.
Response: The Company advises the Staff that it has a single collaboration agreement with Chiron. This agreement, dated June 11, 1998, is for research, development and manufacturing of blood screening products. The agreement has been amended and supplemented through addenda by the parties on numerous occasions to, among other things, add new products to the scope of the June 1998 agreement. The June 1998 agreement, and all subsequent material amendments and addenda, have been filed by the Company with the Commission (see Exhibits
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10.12-10.20 and 10.79, 10.80 and 10.87 to the 10-K; Exhibit 10.88 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2006; and Exhibit 10.95 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006). For sake of completeness, the Company intends to file Amendment No. 7 to the collaboration agreement with its Form 10-K for the year-ended December 31, 2006.
Upon further review of the Company’s disclosure, one instance was noted where the Company mistakenly referred to its “agreements” with Chiron — on page 61 — which the Company will correct in future filings. The disclosure on page 62 correctly refers to “agreements with Chiron and others.” The Company believes that it has disclosed the material terms of its agreement with Chiron, as amended.
In accounting for the June 1998 agreement, the Company considered multiple elements in a manner consistent with EITF Issue No. 00-21. Paragraph 7 of EITF Issue No. 00-21 states that one of the principles of the consensus is that “revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet the criteria in paragraph 9.” Pursuant to paragraph 9, a delivered item is accounted for as a separate unit if 1) the delivered item has stand-alone value, 2) the vendor has objective and reliable evidence of fair value of the undelivered item(s), and 3) if the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is probable and substantially within the vendor’s control.
Under the agreement with Chiron, as amended, both Chiron and the Company provide certain access to their intellectual property. The Company has responsibility for research, development and manufacturing of the blood screening products, while Chiron has responsibility for marketing, distribution and service of the blood screening products worldwide. The agreement, as amended, contains the following deliverables from the Company: (i) initial license of the Company’s technology, (ii) research and development (“R&D”), and (iii) manufacturing.
In evaluating whether or not the deliverables represented separate units of accounting under EITF Issue No. 00-21, the Company determined that the technology license, R&D, and manufacturing were not separate units of accounting. The R&D and manufacturing do not have stand-alone value to Chiron since the related efforts are based on unique technology that could not be obtained from other vendors. Accordingly the Company has accounted for the deliverables as follows:
(i)	Initial license of the Company’s technology. Deferred the upfront license payment and is recognizing it over the expected development and commercialization term. The upfront license fee is non-refundable and cannot be used to offset future payments due from Chiron.
(ii)	R&D. Amounts paid to the Company by Chiron for R&D efforts represent the reimbursement of costs incurred by the Company and are recorded as collaborative research revenue. Certain R&D costs are shared 50/50 with Chiron and there is no required minimum obligation for the Company to provide services.
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(iii)	Manufacturing. The Company manufactures the products under the agreement and shares net revenues of approximately 50/50 (ranging from 45.75% to 50.0%) with Chiron, which support a reasonable margin related to costs of manufacturing.
Under the agreement, and in addition to the initial license fee and the R&D cost reimbursement payments discussed above, the Company received, or will receive in the future, milestone payments, and revenue sharing on product sales.
Milestone payments
During 2004, the Company recognized as license revenue, a $6.5 million milestone payment from Chiron upon commencement of U.S. clinical trials of the Procleix Ultrio assay on the TIGRIS instrument since the milestone event was: (i) substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represented the culmination of an earnings process, (iii) the milestone payment was non-refundable and (iv) the Company’s performance obligations after the milestone achievement continued to be funded by Chiron at a level comparable to the level before the milestone achievement. Under the terms of the agreement, as amended, an additional payment of $10.0 million is due to the Company in the future upon FDA approval of Ultrio for use on the TIGRIS instrument.
Revenue sharing on product sales
The Company records product sales from the manufacture and shipment of tests for screening donated blood that have received governmental approvals at the contractual transfer prices specified in its agreement with Chiron, as amended. Blood screening product sales are then adjusted monthly corresponding to Chiron’s payment of amounts reflecting the Company’s ultimate share of net revenue from sales by Chiron to the end user, less the transfer price revenues previously recorded. Net sales are ultimately equal to the sales of the assays by Chiron to third parties, less freight, duty and certain other adjustments specified in the Company’s agreement with Chiron, as amended, multiplied by the Company’s share of the net revenue. The agreement, as amended, does not allow for any adjustments downward to the transfer price; therefore, the associated transfer price revenues will never be overstated. The Company’s share of net revenues from commercial sales of assays that include a test for HCV or WNV is 45.75% or 50.0%, respectively.
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In addition to the responses above, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions regarding this response letter, please call the undersigned at (858) 550-6092.
Sincerely,
Cooley Godward Kronish llp
/s/ Julie. M. Robinson

cc:	Henry L. Nordhoff
R. William Bowen, Esq.
Scott Milsten, Esq.
Herm Rosenman
Donald Tartre
Dan Kleeberg, Ernst & Young LLP
Frederick T. Muto, Cooley Godward Kronish LLP
Kasia M. Biernacki, Cooley Godward Kronish LLP
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